UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: October 5, 2009

Commission File Number: 001-13184

TECK RESOURCES LIMITED

(Exact name of registrant as specified in its charter)

Suite 3300 – 500 Burrard Street, Vancouver, British Columbia V6C 0B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                   Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: October 5, 2009	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee Corporate Secretary

For Immediate Release	Date: October 5, 2009
09-33-TC

Teck’s Q3 2009 Financial Results October 28, 2009 and

Investors’ Conference Call October 29, 2009

Vancouver – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) will release its third quarter 2009 earnings results on Wednesday, October 28, 2009 after markets close.

The company will hold an investor conference call to discuss the third quarter 2009 earnings results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Thursday, October 29, 2009. Conference call dial in at 416 340 8018, no pass code required. Media are invited to attend on a listen-only basis.

A live audio webcast of the conference call, together with supporting presentation slides, will be available at Teck's website at www.teck.com. The webcast will also be available at www.earnings.com. The webcast will be archived at www.teck.com until January 28, 2010 (approximately 90 days).

For further information, please contact:

Greg Waller

Vice President, Investor Relations & Strategic Analysis

Teck Resources Limited

(604) 699-4014

email: greg.waller@teck.com